GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Credit Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Credit Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Global Credit Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Global Credit Partners, LLC's management. Our responsibility is to express an opinion on Global Credit Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Global Credit Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	243,340
Deposits with clearing organization		328,877
Commissions receivable		92,174
Prepaid expenses		25,065
Office furniture and equipment, net of accumulated depreciation of $147,573		1,844
Deposits		15,601
TOTAL ASSETS	$	706,901

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	73,796
Accrued expenses		9,468
TOTAL LIABILITIES		83,264
MEMBERS' EQUITY		623,637
TOTAL LIABILITIES & MEMBERS' EQUITY	$	706,901

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Credit Partners, LLC (a New Jersey limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges as well as the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Commissions

Commissions and related clearing expenses are recorded on settlement-date basis as securities transactions occur. Transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Fixed Assets

Office furniture and equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets (generally five to seven years). Depreciation expense for 2017 is $674.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. DEPOSIT WITH CLEARING ORGANIZATION

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2017 is $328,877.

3. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. Commissions receivable as of December 31, 2017 is $92,174. Management believes no reserve is necessary as all accounts receivable are current and are expected to be collectible.

3. COMMISSIONS RECEIVABLE AND PAYABLE, CONTINUED

The Company pays a portion of its commissions earned to its representatives. Commissions payable to representatives as of December 31, 2017 is $73,796.

4. RELATED PARTY TRANSACTIONS

Members' compensation was $486,446 for the year ended December 31, 2017 which is a component of employee compensation and benefits reflected on the Statement of Operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $581,127, which was $575,576 in excess of its required net capital of $5,551. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

6. COMMITMENTS

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On November 12, 2014, the Company entered into an amended lease agreement to extend the term of the lease for the period from March 1, 2015 through February 29, 2020. The Company estimates future rental payments under this lease agreement as follows:

Year ending December 31		
2018	$	65,267
2019		65,504
2020		10,917
Total	$	141,688

The Company's rent expense for the year ended December 31, 2017 was $61,673.

7. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2017 the Company experienced no material net losses as result of the indemnity.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2018 the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.